UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): **October 10, 2005**

WINDOW ROCK CAPITAL CORPORATION
(Exact name of registrant as specified in charter)

Nevada	**0-29260**	**86-1040643**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**3155 East Patrick Lane, Suite 1
Las Vegas, Nevada 89120**
(Address of principal executive offices)

(832) 225-1372
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2 below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On October 10, 2005, Window Rock Capital Corporation and RPM Ventures, LLC signed a Letter Agreement, coming to terms on a plan to develop 100 house building lots in the City of Columbus, Ohio. Reynolds agrees to move the building lots into a company, structured as a joint venture between Reynolds and Window Rock Capital Holdings (WRCH). In exchange for the moving the building lots into the joint venture company with WRCH, Reynolds will receive $40,000 USD worth of common stock as S-8 free trading shares immediately as a down payment and $10,000 USD worth of common stock (Rule 144 Restricted shares) within 120 days of the closing date of the agreement.   Also, WRCH will be a signatory to a construction and development loan. The joint venture will be structured as follows: WRCH and Reynolds will divide all ownership, profits and board seats by fifty percent (50%).

Item 9.01   **Financial Statements and Exhibits.**

(a)   *Exhibits*

Exhibit Number	Description
1.1	Letter Agreement, dated October 10, 2005, by and among Window Rock Capital Holdings *dba* Window Rock Capital Corporation and RPM Ventures, LLC.
1.2	Board of Directors Resolution, dated October 20, 2005 (ratifying the Letter Agreement, dated October 10, 2005).
1.3	Press Release, dated October 18, 2005.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2005

                                    WINDOW ROCK CAPITAL CORPORATION

                                    By: /s/ CHARLES R. SHIRLEY
                                    Name: Charles R. Shirley
                                    Title: Chairman, CEO and Secretary



Window Rock Capital Corporation

122 North Camellia Grove   Phone: (832) 225-1372
The Woodlands, Texas 77382   Fax: (832) 201-0892
www.windowrockcapital.com   charles@windowrockcapital.com

Monday, October 10, 2005

Mr. Tony Reynolds
RPM Ventures LLC *dba* Reynolds Family Homes
934 Dianthus Court
Reynoldsburg, Ohio 43068

RE: Letter Agreement

Dear Tony:

We have been discussing a business transaction for about a month. This Letter Agreement ("Agreement") outlines in writing what we have agreed verbally in series of telephone conference calls over the last two weeks. Your firm, RPM Ventures, LLC *dba* Reynolds Family Homes, an Ohio limited liability corporation [registration number 1521925] (hereinafter "Reynolds"), owns various house building lots (and the option on 90 more) in the City of Columbus, County of Franklin, State of Ohio that an Franklin County Auditor appraised to a value of SEVENTY-FIVE THOUSAND SIX HUNDRED U.S. DOLLARS ($75,600 USD) and an approximate retail appraised value of NINETY THOUSAND SEVEN HUNDRED TWENTY U.S. DOLLARS ($90,720 USD) (hereinafter "Building Lots & Option"). Our firm, Window Rock Capital Holdings, Inc. (hereinafter "WRCH"), is a publicly-traded company on the Pink Sheets Electronic Quotation Service (OTC: NWMN), located at 304 Hudson Street, New York, New York 10013. With this Agreement, WRCH and Reynolds agree to move the Building Lots & Option into a company, structured as a joint venture between Reynolds and WRCH (hereinafter "Joint Venture Company"). In exchange for the moving the Building Lots & Option into the Joint Venture Company with WRCH, WRCH and Reynolds agree that Reynolds will receive $40,000 USD worth of WRCH common stock as S-8 Free Trading shares immediately as a down payment and $10,000 USD worth of WRCH common stock (Rule 144 Restricted shares) within 120 days of the Closing Date of this Agreement.   This Agreement is subject to a loan pre-approval from the *Ohio Community Development Finance Fund* (hereinafter "OCDFF").

Also with this Agreement, WRCH and Reynolds agree that WRCH will be a signatory to the OCDFF construction and development loan. Also, WRCH and Reynolds mutually agree that a joint venture will be created, separate from Reynolds and WRCH, where Reynolds will be a fifty percent ("50%") owner and WRCH will be a fifty percent ("50%") owner. Also, both parties agree that the Joint Venture Company will split all profits of the Joint Venture Company

Houston   San Francisco   Miami   Vancouver

by 50% after the expenses are paid. Each party will retain 50% of the stock of the Joint Venture Company and each party will retain 50% of the Joint Venture Company board seats.

WRCH and Reynolds agree that the 90 other lots, the Option, will be acquired and developed over time by Reynolds and WRCH in the Joint Venture Company on an equal (50% / 50%) basis—in the same manner as the first ten lots.

This Agreement expires on October 17, 2005 *if* not fully executed by both Reynolds and WRCH on or before that date.

Please sign the bottom of this Agreement and fax it back to the Company at 1-832-201-0892.

Thank you for your attention to this matter. If you have any questions, please feel free to call me on 1-832-225-1372.

Best regards,
WINDOW ROCK CAPITAL CORPORATION



Charles R. Shirley, J.D.
Chairman & CEO

AGREED:
RPM VENTURES, LLC

Anthony W. "Tony" Reynolds
President



WINDOW ROCK CAPITAL CORPORATION
BOARD OF DIRECTORS RESOLUTION
Ratification of RPM Ventures, LLC Letter Agreement

Pursuant to the provisions of the Nevada Business Corporation Act, the Board of Directors of Window Rock Capital Corporation ("the Company") hereby adopts the following resolution.

1. The Company agrees to ratify the Letter Agreement between Window Rock Capital Corporation and RPM Ventures, LLC, an Ohio limited liability company, dated Monday, October 10, 2005. A copy of the Letter Agreement is attached.

Effective the 20th day of October, 2005.

_____

Charles R. Shirley
Chairman

_____

Steven Fung
Director

_____

Brian R. Collins
Director

_____

Joseph Curci
Director

_____

Teresa Zheng
Director

Window Rock Capital Corp. Signs Definitive Real Estate Agreement with RPM Ventures, LLC

Tuesday October 18, 10:20 am ET

HOUSTON, Oct. 18, 2005 (PRIMEZONE) -- Window Rock Capital Corporation, (Other OTC:NWMN), a real estate asset development company, announced that it has entered into a definitive agreement with RPM Ventures, LLC (dba Reynolds Family Homes), under which the companies will jointly develop and manage 100 building lots in downtown Columbus, Ohio.

RPM Ventures has an exclusive contract with the City of Columbus to develop affordable housing on in-fill lots in the U.S.'s 15th largest city. There is currently a deficit of 22,000 affordable housing units and 6,000 households are currently on Columbus' public housing waiting list. Columbus is experiencing a condominium boom in the city center.

Charles Shirley, CEO of Window Rock, stated, ``We are pleased to participate in RPM's exclusive contract with Columbus to add value to city-owned real estate. Fortunately, other developers began building downtown, rapidly increasing the value of our properties.''

``RPM is glad to have found a partner like Window Rock, who has experience in this arena and will allow us to take advantage of our exclusive contract with Columbus,'' said Tony Reynolds, chief managing member of RPM.

Shirley continued, ``In today's white-hot real estate market, RPM will add value for our shareholders through its strategy and expertise in purchasing real estate well below market value, redeveloping and creating safe, new housing.''

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Statements in this press release that express the current beliefs and expectations of our management are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or otherwise implied by such forward-looking statements. Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update publicly, or revise, any of the forward-looking statements.

Contact:

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Window Rock Capital
Charles R. Shirley
(832) 225-1372
charles@windowrockcapital.com
or
Investor Relations
Robert Bleckman
(713) 521-2147
robertbleckman@sbcglobal.net
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